UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: offering statement**
☐ **Form C-U: Progress Update**
☐ **Form C/A: Amendment to offering statement**
☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
☐ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☒ **Form C-TR: Termination of Reporting**

Name of issuer: SHaD Momentum LLC

Reason for termination: Issuer has filed one annual report since its most recent sale of securities pursuant to Regulation CF and has fewer than 300 holders of record

Legal status of issuer:

Form: Limited liability company

Jurisdiction of Incorporation/Organization: Delaware

Date of organization: November 14, 2024

Physical address of issuer: 1934 Old Gallows Road, Suite 350, Tysons Corner, VA 22182

Website of issuer: N/A

Is there a Co-Issuer: No

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

SHaD Momentum, LLC
(Issuer)

/s/ Tracy Prigmore, managing member of TLTsolutions, LLC, managing member of SHaD Impetus, LLC, the manager of SHaD Momentum, LLC
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tracy Prigmore
(Signature)

Managing member of TLTsolutions, LLC, managing member of SHaD Impetus, LLC, the manager of SHaD Momentum, LLC, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer
(Title)

August 12, 2026
(Date)

/s/ Venuss Gervin
(Signature)

Managing Member of Emerald Hospitality Group, LLC, managing member of SHaD Impetus, LLC, the manager of SHaD Momentum, LLC, Principal Executive Officer
(Title)

August 12, 2026
(Date)